UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934




                     For the date of 28 February, 2006


                   ALLIED IRISH BANKS, public limited company

             Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





FOR IMMEDIATE RELEASE                                         28 February, 2006



           ALLIED IRISH BANKS, p.l.c. - Euro denominated Covered Bond


Allied Irish Banks, p.l.c. ("AIB") (NYSE:AIB) has mandated AIB Global Treasury, Barclays Capital, Deutsche Bank and Morgan Stanley to lead manage its upcoming inaugural benchmark Euro denominated ACS (covered bond) transaction. The transaction will have expected ratings of Aaa/AAA/AAA and will be launched following a European roadshow, subject to market conditions. Co-managers are Citigroup, DZ Bank, HVB, LBBW and UBS. FSA/ICMA stabilisation.


                                     -ENDS-

For further information please contact:
Duncan Farquhar
Chief Dealer, Funding
AIB Capital Markets
I.F.S.C.
Dublin 1
Tel: +353-1-6417811
Email: bond.issues@aib.ie


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                               ALLIED IRISH BANKS, p.l.c.
                                               (Registrant)




Date  28 February, 2006                        By: ___________________
                                                   Gary Kennedy
                                                   Group Director, Finance,
                                                   Risk and Enterprise
                                                   Technology
                                                   Allied Irish Banks, p.l.c.